October 18, 2010

Mr. Li-Lan Cheng
Chief Financial Officer
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People's Republic Of China

> **Re:** **E-House (China) Holdings Limited**
> **Form 20-F for the year ended December 31, 2009**
> **Filed on April 23, 2010**
> **File No. 000-53043**

Dear Mr. Li-Lan Cheng:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief